Exhibit 3.1

Document must be filed electronically. Paper documents are not accepted. Fees & forms are subject to change. For more information or to print copies of filed documents, visit www.sos.state.co.us.	Colorado Secretary of State Date and Time: 07/22/2020 07:48 AM ID Number: 20101433852 Document number: 20201621384 Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Amended and Restated Articles of Incorporation

filed pursuant to §7-90-301, et seq. and §7-110-107 and §7-90-304.5 of the Colorado Revised Statutes (C.R.S.)

1.	For the entity, its ID number and entity name are

	ID number	20101433852
(Colorado Secretary of State ID number)

	Entity name	Paragon 28, Inc. .

2.	The new entity name (if applicable) is	.

3.	The amended and restated constituent filed document is attached.

4.	If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5.	(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are _________________________________________.
(mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual’s act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6.	The true name and mailing address of the individual causing the document to be delivered for filing are
		DaCosta	Albert
		(Last)	(First)	(Middle)	(Suffix)

14445 Grasslands Drive
(Street name and number or Post Office Box information)

		Englewood	CO	80112
		(City)	(State)	(Postal/Zip Code)
United States
		(Province –if applicable)	(Country –if not US)

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user’s legal, business or tax advisor(s).

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

PARAGON 28, INC.

ARTICLE I

The name of the Corporation is Paragon 28, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under Colorado law.

ARTICLE III

The address of the Corporation’s principal office and registered office in the State of Colorado is 14445 Grasslands Drive, Englewood, CO 80112. The name of the registered agent is Albert D. DaCosta.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is 18,521,809, consisting of 14,437,569 shares of Common Stock, $0.01 par value per share (the “Common Stock”), and 4,084,240 shares of Preferred Stock, $0.01 par value per share. The first series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of 2,762,500 shares. The second series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of 1,321,740 shares.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a) “Conversion Price” shall mean the Series A Conversion Price or Series B Conversion Price, as applicable.

(b) “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) “Corporation” shall mean Paragon 28, Inc.

(d) “Distribution” shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock.

(e) “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(f) “Original Issue Price” shall mean the Series A Original Issue Price or Series B Original Issue Price, as applicable.

(g) “Preferred Stock” shall mean the Series A Preferred Stock and the Series B Preferred Stock.

(h) “Recapitalization” shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(i) “Series A Conversion Price” shall mean $1.53846 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(j) “Series B Conversion Price” shall mean $28.75 per share for the Series B Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(k) “Series A Dividend Rate” shall mean an annual rate of $0.12307 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(l) “Series A Liquidation Preference” shall mean $1.53846 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(m) “Series B Liquidation Preference” shall mean $28.75 per share for the Series B Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein), plus all accrued but unpaid Series B Accruing Dividends on such share of Series B Preferred Stock, whether or not declared, plus all other declared but unpaid dividends (if any) on such share of Series B Preferred Stock.

(n) “Series A Original Issue Price” shall mean $1.53846 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(o) “Series B Original Issue Price” shall mean $28.75 per share for the Series B Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

2. Dividends.

(a) Preferred Stock.

(i) In any calendar year, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Series A Dividend Rate specified for such shares of Series A Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. The right to receive dividends on shares of Series A Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

(ii) From and after the date of the issuance of any shares of Series B Preferred Stock, dividends at the rate per annum of five percent (5.0%) of the Series B Original Issue Price per share shall accrue on such shares of Series B Preferred Stock (the “Series B Accruing Dividends”). Series B Accruing Dividends shall accrue from day to day, calculated on the basis of a year of 365 days, whether or not declared, shall be cumulative and shall be compounded annually, on the last day of December of each calendar year and shall be payable in preference and priority to any declaration or payment of any

Distribution on Common Stock of the Corporation in such calendar year; provided, however, that such Series B Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Series B Accruing Dividends except as set forth herein.

(iii) Except for dividends declared or paid or distributions made pursuant to Section 2(a)(iv) below, no dividends shall be declared or paid, and no distribution shall be made (A) on any shares of Series A Preferred Stock unless and until all Series B Accruing Dividends have been paid or set apart for payment, and (B) on any shares of Series B Preferred Stock other than pursuant to Section 3 below unless and until the payment of the Series A Dividend Rate on the Series A Preferred Stock has been paid or set apart for payment.

(iv) The Corporation shall not declare, pay or set aside any dividends on shares of any Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Articles of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock in an amount at least equal to that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of Common Stock and (B) the number of shares of Common Stock issuable upon conversion of such share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

(b) Common Stock. Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock and to Section 6.

(c) Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as reasonably determined in good faith by the Board of Directors.

(d) Waiver of Dividends. Any dividend preference of any series of Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of such series.

3. Liquidation Rights.

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to (i) in the case of shares of Series A Preferred Stock, the sum of (A) the Series A Liquidation Preference specified for such share of Series A Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, and minus paid dividends (if any) on such share of Series A Preferred Stock (or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock), and (ii) in the case of shares of Series B Preferred Stock, the greater of (A) the Series B Liquidation Preference specified for such share of Series B Preferred Stock, or (B) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock pursuant to Section 4(a) immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event. If upon the liquidation, dissolution or winding up of the Corporation or

Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a), the entire remaining assets of the Corporation legally available for distribution, or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 3(a) or the remaining Available Proceeds, as the case may be, shall be distributed pro rata to holders of the Common Stock and Series A Preferred Stock in proportion to the number of shares of Common Stock held by them assuming full conversion of the Series A Preferred Stock at the then-applicable Conversion Rate (as defined below) for the Series A Preferred Stock. The holders of Series B Preferred Stock shall have no right to any of the remaining assets of the Corporation distributed pursuant to this Section 3(b).

(c) Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) Deemed Liquidation Event.

(i) Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least (i) a majority of the outstanding shares of Series A Preferred Stock (voting exclusively and as a separate class) and (ii) a majority of the outstanding shares of Series B Preferred Stock (voting exclusively and as a separate class) (the “Requisite Holders”) elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(1) a share exchange, merger, or consolidation in which

(a) the Corporation is a constituent party or

(b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

(2) (a) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (b) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(3) the sale or transfer by the Corporation or its security holders, in a single transaction or series of related transactions, of capital stock or convertible debt securities representing a majority of the combined voting power of the then-outstanding securities of the Corporation.

(ii) Effecting a Deemed Liquidation Event.

(1) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 3(d)(i)(1)(a) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 3(a) and 3(b).

(2) In the event of a Deemed Liquidation Event referred to in Section 3(d)(i)(1)(b), 3(d)(i)(2), or 3(d)(i)(3), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) (A) if the holders of at least a majority of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Colorado law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Preference and (B) if the holders of at least a majority of the then outstanding shares of Series B Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the Available Proceeds, on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series B Preferred Stock at a price per share equal to the Series B Liquidation Preference. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of each series of Preferred Stock electing to be redeemed, the Corporation shall redeem a pro rata portion of each holder’s shares of the applicable series of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Colorado law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 3(d)(ii)(2), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(iii) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in accordance with Section 3(e).

(iv) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 3(d)(i)(1)(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Section 3(a) and 3(b) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3(a) and 3(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 3(d)(iv), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

(e) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors after consultation with one or more nationally recognized valuation advisers, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(e), “trading day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing bid prices” shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series in effect at the time of conversion. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the “Conversion Rate” for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) Automatic Conversion.

(i) Each share of Series A Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (A) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of the Corporation’s Common Stock, provided that the offering price per share is not less than $4.614 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation are not less than $15,000,000 or (B) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests.

(ii) Each share of Series B Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (A) upon the closing of the sale of shares of Common Stock to the public at a price equal to at least one and one-half (1.5) times the Series B Original Issue Price (as adjusted for Recapitalizations), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market’s National Market or the New York Stock Exchange (a “Qualified IPO”), or (B) upon the receipt by the Corporation of a written request for such conversion from the holders of at least sixty-five percent (65%) of the Series B Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests.

Each of the events referred to in (i) and (ii) are referred to herein as an “Automatic Conversion Event”.

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, but in any event not later than ten (10) days thereafter, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition. For purposes of this Section 4(d), “Additional Shares of Common” shall mean all shares of Common Stock issued (or, pursuant to Section 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Second Amended and Restated Articles of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock issued or issuable upon the conversion of the Preferred Stock;

(2) up to 289,884 (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein) (the “Remaining Option Pool Limit”) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, sales agents, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors; provided, however, the Remaining Option Pool Limit shall increase automatically for each Outstanding Option that expires or terminates unexercised after the filing of this Second Amended and Restated Articles of Incorporation, which increase shall equal the number of unexercised shares of Common Stock under such Outstanding Option as of the date of its expiration or termination;

(3) shares of Common Stock issued upon the exercise or conversion of Options or Convertible Securities currently outstanding as of the date hereof (the “Outstanding Options”);

(4) shares of Common Stock issued or issuable in a registered public offering under the Securities Act pursuant to which all outstanding shares of Preferred Stock are automatically converted into Common Stock pursuant to an Automatic Conversion Event;

(5) shares of Common Stock issued or issuable pursuant to the acquisition of another entity by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(6) shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors;

(7) shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors;

(8) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors; or

(9) shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors.

(ii) No Adjustment of Conversion Price. No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to Section 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii) Deemed Issue of Additional Shares of Common. In the event the Corporation at any time or from time to time after the date of the filing of this Second Amended and Restated Articles of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this Section 4(d)(iii) as of the actual date of their issuance.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to Section 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, provided that any such reduction shall be carried forward and applied to any future adjustment. For the purposes of this Section 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) Determination of Consideration. For purposes of this Section 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) Cash and Property. Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as reasonably determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to Section 4(d)(iii) shall be determined by dividing

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the dividend rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the dividend rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 (“Liquidation Rights”), if the Common Stock issuable upon conversion of a series of Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such series of Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly, but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series (voting exclusively and as a separate class) either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(j) Notices of Record Date. In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any Deemed Liquidation Event;

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock at least 10 days’ prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

(k) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(c) Preferred Stock. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. Except as otherwise expressly provided herein or as required by law, the holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d) Election of Directors. So long as 991,305 shares of the Series B Preferred Stock are issued and outstanding, the holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the “Series B Director”). The holders of record of the shares of Common Stock and Series A Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect all other directors of the Corporation. Any director elected as provided in this Section 5(d) may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series entitled to elect such director pursuant to this Section 5(d).

(e) Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

(f) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. Amendments and Changes.

(a) As long as any of the Series A Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than 50% of the outstanding shares of the Series A Preferred Stock:

(i) amend, alter or repeal any provision of the Articles of Incorporation or bylaws of the Corporation (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock; provided, however, that any amendment or restatement of the Articles of Incorporation to create a new series of Preferred Stock and establish rights, preferences, privileges or powers of such series of Preferred Stock that are senior to, pari passu with, or in addition to the rights, preferences, privileges or powers of the Series A Preferred Stock shall not be deemed to adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock;

(ii) enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 3(d) that results in payment to the holders of Preferred Stock in an amount that is less than the full liquidation preference set forth in Section 3(a);

(iii) authorize a merger, acquisition, material license of technology or sale of substantially all of the assets of the Corporation or any of its subsidiaries (other than a merger exclusively to effect a change of domicile of the Corporation) that results in payment to the holders of Preferred Stock in an amount that is less than the full liquidation preference set forth in Section 3(a);

(iv) redeem, purchase, or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at or below cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal;

(v) increase the number of shares authorized for issuance under any existing stock or option plan or create any new stock or option plan;

(vi) enter into related party transactions, unless such transaction is on an arms-length basis;

(vii) declare or pay any dividend or distribution on the Preferred Stock or Common Stock if such dividend or distribution does not include the payment of the Series A Dividend Rate on the Series A Preferred Stock as set forth on Section 2; or

(viii) amend this Section 6(a).

(b) As long as any of the Series B Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than 50% of the outstanding shares of the Series B Preferred Stock:

(i) amend, alter or repeal any provision of the Articles of Incorporation or bylaws of the Corporation (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series B Preferred Stock; provided, however, that any amendment or restatement of the Articles of Incorporation to create a new series of Preferred Stock and establish rights, preferences, privileges or powers of such series of Preferred Stock that are senior to, pari passu with, or in addition to the rights, preferences, privileges or powers of the Series B Preferred Stock shall not be deemed to adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series B Preferred Stock;

(ii) enter into related party transactions, unless such transaction is approved by the disinterested members of the Board of Directors; or

(iii) amend this Section 6(b).

7. Reissuance of Preferred Stock. In the event that any shares of Preferred Stock shall be converted pursuant to Section 4, redeemed or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be issuable by this Corporation.

8. Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by Colorado law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If Colorado law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by Colorado law, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by Colorado law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation’s Articles of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Colorado, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Colorado at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

To the extent permitted by law, the Corporation renounces any expectancy that a Covered Person offer the Corporation an opportunity to participate in a Specified Opportunity and waives any claim that the Specified Opportunity constitutes a corporate opportunity that should have been presented by the Covered Person to the Corporation; provided, however, that the Covered Person acts in good faith. A “Covered Person” is any member of the Board of Directors of the Corporation (who is not an employee of the Corporation or any of its subsidiaries) who is a partner, member or employee of a Fund. A “Specified Opportunity” is any transaction or other matter that is presented to the Covered Person in his or her capacity as a partner, member or employee of a Fund (and other than in connection with his or her service as a member of the Board of Directors of the Corporation) that may be an opportunity of interest for both the Corporation and the Fund. A “Fund” is an entity that is a holder of Preferred Stock and that is primarily in the business of investing in other entities, or an entity that manages such an entity.